UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )

Skyline Champion Corporation
(Name of Issuer)

Common Stock, par value $0.0277 per share
(Title of Class of Securities)
830830105
(CUSIP Number)

Bain Capital Credit Member, LLC
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000
Attention: Michael Treisman

With a copy to:

Craig Marcus
Zachary Blume
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS
Bain Capital Credit Member, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
4,787,131*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
4,787,131*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,787,131

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Excludes 10,052,830 shares of common stock, par value $0.0277 per share (“Common Stock”) beneficially owned by affiliates of Centerbridge Capital Partners, L.P. (collectively, the “Centerbridge Entities”) and MAK-RO Capital Master Fund L.P. (collectively, the “MAK Entities”) that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

**  The calculation is based upon 56,713,294 shares of Common Stock outstanding, as disclosed by the Issuer in its prospectus supplement on Form 424B4 filed with the SEC on November 29, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Sankaty Champion Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,486,766*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,486,766*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,486,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Excludes 10,052,830 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

**  The calculation is based upon 56,713,294 shares of Common Stock outstanding, as disclosed by the Issuer in its prospectus supplement on Form 424B4 filed with the SEC on November 29, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS
Sankaty Credit Opportunities IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,300,365*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,300,365*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Excludes 10,052,830 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

**  The calculation is based upon 56,713,294 shares of Common Stock outstanding, as disclosed by the Issuer in its prospectus supplement on Form 424B4 filed with the SEC on November 29, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 4 Pages

1	NAMES OF REPORTING PERSONS
Sankaty Credit Opportunities Investors IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,300,365*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,300,365*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*  Excludes 10,052,830 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

**  The calculation is based upon 56,713,294 shares of Common Stock outstanding, as disclosed by the Issuer in its prospectus supplement on Form 424B4 filed with the SEC on November 29, 2018.

Item 1.	Security and Issuer.

This Amendment No. 5 to the statement on Schedule 13D (“Amendment No. 5”) amends the Schedule 13D originally filed by the Reporting Persons on June 11, 2018 (the “Original Schedule 13D”), as further amended on August 7, 2018 (the “Amendment No. 1”), August 14, 2018 (the “Amendment No. 2”), September 25, 2018 (the “Amendment No. 3”) and November 30, 2018 (the “Amendment No. 4”) (collectively, the “Schedule 13D”), regarding the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.
Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Schedule 13D or the Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original Schedule 13D or the Amendments thereto.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On November 30, 2018, the Underwriter exercised its option, pursuant to the November 2018 Underwriting Agreement, to purchase from the Selling Shareholders an additional 675,000 shares of the Issuer’s Common Stock (the “November 2018 Greenshoe Option”).  Pursuant to the November 2018 Greenshoe Option, Sankaty Credit Opportunities IV, L.P. and Sankaty Champion Holdings, LLC sold 71,305 and 191,195 shares of Common Stock, respectively, to the Underwriter, which such transaction closed on December 5, 2018.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 5  is incorporated by reference in its entirety into this Item 5.
By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and the other Sponsors may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 14,839,961 shares of Common Stock, or approximately 26.2%, of the outstanding shares of Common Stock.  However, neither the filing of this Amendment No. 5, nor the filing of the Original Schedule 13D, nor the prior Amendments thereto, shall be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group.  Each of the other Sponsors has separately filed a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it and is separately filing an amendment to its Schedule 13D to report the sale of shares of Common Stock pursuant to the November 2018 Greenshoe Option.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.
The calculation is based upon 56,713,294 shares of Common Stock being outstanding as of November 29, 2018, as disclosed by the Issuer in its prospectus supplement on Form 424B4 filed with the SEC on November 29, 2018.
 (c) Except for the sales described in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Common Stock since the filing of the Amendment No. 4 to the Original Schedule 13D.
(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 7, 2018
SANKATY CHAMPION HOLDINGS, LLC

By:	Bain Capital Credit Member, LLC, its manager

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors IV, LLC, its general partner

By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President

SANKATY CREDIT OPPORTUNITIES INVESTORS IV, LLC

By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President